March 4, 2013

U. S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attn:      Mr. Andrew D. Mew

Re:          Pier 1 Imports, Inc.
Form 10-K for the Fiscal Year Ended February 25, 2012
Filed April 25, 2012
File No. 1-07832

Ladies and Gentlemen:

On behalf of Pier 1 Imports, Inc. (the "Company"), the following are responses to the comments of the staff of the Securities and Exchange Commission's Division of Corporation Finance (the "Staff") received by letter dated February 19, 2013 with respect to the Form 10-K for the fiscal year ended February 25, 2012 filed on April 25, 2012.  The Staff's comments and the Company's responses thereto are set forth below.

Form 10-K for the Fiscal Year Ended February 25, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview of Business, page 19

1.
Please revise your disclosure of revenues and other key performance indicators by geographic region.  In this regard, we note 8% of your stores are located in Canada.  Further, tell us if there are any known positive or negative trends related to your Canadian operations that could provide useful information to investors.  Lastly, please summarize for us how your Canadian stores have performed relative to your US stores over the past three fiscal years and most recent nine month interim period ended November 24, 2012.  Alternatively, tell us why separate disclosure of your Canadian revenues or other key performance indicators is not material information to investors.  For guidance, refer to Section I.B of SEC Release No. 33-8350.

Response
Section I.B of SEC Release No. 33-8350 emphasizes discussing the business in MD&A in a manner consistent with management’s view of the business.  This is also consistent with how companies should determine their segments under ASC 280.  Thus, many companies analogize to their determination of segments under ASC 280 for purposes of determining if a subset of the Company’s operations should be separately discussed in MD&A.  The accounting guidance on Segment Reporting in ASC 280-10-50-1 states the following:

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

An operating segment is a component of a public entity that has all of the following characteristics:
a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.

The Company’s stores that are located in Canada do not satisfy the last two characteristics of an operating segment as defined above.  The Company’s chief operating decision maker, which is the Company’s President and Chief Executive Officer, does not regularly review the standalone results of the Canadian stores in order to make operating decisions or allocate resources.  The Company does not create timely separate financial statements for the stores located in Canada and the key performance indicators utilized by the Company on a regular basis are not calculated separately for Canadian stores; therefore, management believes discrete financial information is not available.  The Company does prepare, in arrears, financial information for its Canadian operations for use in preparing the annual Canadian tax return.  However, the Company does not prepare audited or unaudited statutory financial statements of its Canadian operations under US or Canadian GAAP.

In addition, ASC 280-10-50-7 states “Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.”  The Company does not have an employee that meets the criteria in this guidance.  The Company’s Executive Vice President of Stores, who reports directly to the Company’s President and Chief Executive Officer, is responsible for all of the Company’s stores, including the Canadian locations.

The Company operates as one segment, which is disclosed in Note 1 of the Notes to Consolidated Financial Statements in the Company’s Form 10-K.  Further, the Company has not noted any significant differences or trends with the Canadian stores that are inconsistent with the operations of all its stores.  It should be noted that within MD&A, the Company identifies the impact currency rates had on sales, which management believes is the only significant difference between the results of operations of its Canadian stores and its US stores.

The Company acknowledges the guidance in Section I.B of SEC Release No. 33-8350; however, based on the analysis and discussion above, the Company does not believe separate disclosure of revenues or other key performance indicators for Canadian stores on a standalone basis is material information to investors.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

2.
We have read your 2013 third quarter earnings transcript and noted the material anticipated change in the presentation and focus on consolidated gross profit as opposed to merchandise margins beginning at the start of your new fiscal year.  Please clarify for us and disclose the key underlying reasons for the change and focus of moving away from the presentation of merchandise margins and how such a change is beneficial to investors.

Response
Prior to the start of the Company’s 2014 fiscal year, which began on March 3, 2013, the Company has been quantifying both merchandise margins and store occupancy costs, which are the components of cost of sales.  In future earnings conference calls and filings, the Company believes that specifically comparing these individual components of cost of sales between fiscal periods could be misleading as discussed further below.

At the end of July 2012, the Company executed the launch of its new e-Commerce enabled website.  The Company accounts for the costs related to the fulfillment of its e-Commerce sales similar to those costs related to its store distribution network.  However, the Company incurs some additional costs that are unique to e-Commerce sales, such as delivery and handling expenses directly related to shipping merchandise from the Company’s e-Commerce fulfillment center to customers.  These additional costs are deducted from merchandise margins, and as the Company continues to build its e-Commerce business in the future, merchandise margins may decrease.

While the Company incurs some additional fulfillment costs unique to e-Commerce sales as described above, e-Commerce sales do not incur certain other costs that are associated with the sale of merchandise in the Company’s retail store locations, such as occupancy costs.  Therefore, in future earnings conference calls and filings, comparing merchandise margins or store occupancy costs individually between fiscal years could be misleading if some periods presented do not include e-Commerce sales.   For comparability purposes, the Company believes that gross profit, which includes the impact of merchandise margins, store occupancy costs, and other e-Commerce costs, is a more appropriate measure of its performance as the Company’s business model has changed with the introduction of its e-Commerce functionality.  In the future, if the Company determines that identifying the individual components of cost of sales is material, the information will be provided.

In addition, the Company is continuing to monitor the impact of its e-Commerce initiatives on its operations.  To date, the Company does not believe its e-Commerce operations meet the definition of a reportable segment as it does not meet the quantitative thresholds of ASC 280, but it is continuing to monitor the development and expansion of these operations.  In the meantime, the Company is actively monitoring the factors and trends that are arising from its e-Commerce initiatives.  Should they have a significant impact on sales, cost of sales, or gross margin, these factors will be identified and disclosed in the Company’s results of operations discussion.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

3.
We note cost of sales is a material component of your operating expenses and a discussion and analysis of this specific line item will provide investors with the information to better understand your results of operations as a whole.  Please revise to analyze the cost of sales line item in your MD&A discussion.  For example, in addition to quantifying the impacts resulting from changes in price and volume, please further explain the underlying substantive reasons behind these changes.  Lastly, with a view towards increased transparency, please address what effect, if any, your product mix had on cost of sales, gross margin, and merchandise margins.  We assume your product mix could have a disproportional effect on these metrics.  If our assumption is not correct, then explain to us why your product mix would not have a meaningful impact on these metrics.  Please show us what your disclosure will look like revised.

Response
The Company acknowledges the Staff’s comments and will revise the analysis of cost of sales in the MD&A discussion in future filings, beginning with the Form 10-K for the fiscal year ending March 2, 2013.  In order to demonstrate a revised disclosure similar to the disclosure that will be provided in future filings, the following is a revised analysis of costs of sales in the MD&A discussion of the Form 10-K for the fiscal year ended February 25, 2012.  The heading “Gross Profit” in the MD&A section will change to “Cost of Sales and Gross Profit”.

“Cost of sales were 57.5% expressed as a percentage of sales in fiscal 2012, compared to 60.2% of sales in fiscal 2011.  Gross profit, which is calculated by deducting store occupancy costs from merchandise margin dollars, benefited from the decrease in cost of sales and was 42.5% expressed as a percentage of sales in fiscal 2012, compared to 39.8% a year ago.  The improvement was the result of several factors, including strong input margins, which resulted from the Company’s focus on maximizing margins through negotiating advantageous vendor costs and ensuring an efficient supply chain.  During fiscal 2012, the Company continued to execute more disciplined and analytical buying strategies, which allowed the Company to achieve the right balance of regular and promotional pricing and well-managed inventory levels.”

The Company’s principal categories of merchandise are furniture and decorative accessories.  During both fiscal years 2012 and 2011, furniture comprised 39% of sales and decorative accessories comprised 61%, and as a result the Company does not believe product mix caused a significant fluctuation in cost of sales or other key performance metrics.  The Company will continue to monitor product mix and discuss the impact in future filings, if it becomes material.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

Liquidity and Capital Resources, page 25

4.
Please provide a more robust comparative discussion of each section of your cash flows (i.e., operating, financing, and investing) between all comparable periods presented in the statements of cash flows.  For example, we note the limited discussion of operating cash flows in fiscal 2012 and no discussion between fiscal years 2011 and 2010.  Refer to Instruction 1 to Item 303(A) of Regulation S-K.  Your discussion should be accompanied by an analysis at the appropriate level of detail.  Please note that your analysis should focus on factors that directly affect cash, and not merely refer to net income, or changes in line items presented in your balance sheet.  We also note the increase in your inventory levels in your most recent fiscal quarter ended November 24, 2012.  Please tell us and disclose the reasons for the increase in inventory levels.  If any of the increase in inventory levels is related to potentially unsustainable decreases in merchandise markdowns, then discuss this in your results of operations.

Response
The Company acknowledges the guidance in Instruction 1 to Item 303(A) of Regulation S-K.  In future filings, beginning with the Form 10-K for the year ending March 2, 2013, the Company will provide a more detailed discussion of each section of the Statement of Cash Flows between all comparable periods presented.

In response to the question about the increase in the Company’s inventory levels as of the end of the fiscal quarter ended November 24, 2012, the Company believes it disclosed the reason for the increase in its Form 10-Q for the period ended November 24, 2012 under the Liquidity and Capital Resources section as follows:

“Inventory levels at the end of the third quarter of fiscal 2013 were $417.5 million, an increase of 13.5% from the third quarter of fiscal 2012 due to additional inventory to support the new e-Commerce business and slightly larger purchases of select merchandise, including seasonal, to support higher sales.”

Historically, the Company’s strongest sales have occurred during the holiday season beginning in November and continuing through December.  As a result, inventory levels at the end of the third quarter of fiscal 2013 were higher than levels at the end of fiscal 2012 due to seasonality and the continued growth of the Company.

The Company does not believe this increase in inventory levels is related to potentially unsustainable decreases in merchandise markdowns.

Critical Accounting Policies and Estimates, page 28

Insurance Provision, page 29

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

5.
We note the increase in the recorded liability for workers’ compensation and general liability insurance in fiscal 2012.  Please provide a roll-forward of your insurance liability in the notes to the financial statements, or advise us why a roll-forward is not deemed necessary.

Response
The following sentence from page 29 of the Company’s Form 10-K for the fiscal year ended February 25, 2012 disclosed the liability for workers’ compensation and general liability insurance:

“The recorded liabilities for workers’ compensation and general liability insurance, including those claims occurring in prior years but not yet settled and reserves for fees, at February 25, 2012 were $17.4 million and $6.0 million, respectively, compared to $17.7 million and $5.8 million, respectively, as of February 26, 2011.”

The Company acknowledges that the sentence structure in this disclosure may have been confusing, and the reader may have inferred that there was a large increase in the liability from the prior year.  The total liability did not increase during the fiscal year ended February 25, 2012; instead, it decreased very slightly and remained relatively consistent with prior years.  Therefore, as a result of minimal change in the liability balance compared to the prior year, the Company does not believe a roll-forward is necessary.  In future filings beginning with the Form 10-K for the fiscal year ending March 2, 2013, the Company will revise the disclosure into separate sentences in a manner that is similar to the following:

“The recorded liabilities for workers’ compensation and general liability insurance include claims occurring in prior years but not yet settled and reserves for fees.  The recorded liability for workers’ compensation insurance was $17.4 million and $17.7 million at February 25, 2012 and February 26, 2011, respectively.  The recorded liability for general liability insurance was $6.0 million and $5.8 million at February 25, 2012 and February 26, 2011, respectively.”

Item 8. Financial Statements and Supplementary Data, page 32

Consolidated Statements of Operations, page 33

6.	We note you present gross profit in the income statement and it appears you have excluded depreciation and amortization. Tell us how you considered the guidance in SAB Topic 11:B.

Response
Depreciation related to the Company’s distribution centers is included in cost of sales.  All remaining depreciation and amortization is included as a separate line item in the Company’s statement of operations.  As the Company allocates a portion of depreciation to cost of sales, the Company does not believe the guidance in SAB Topic 11:B is applicable.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

Currently, the Company discloses its policy regarding depreciation in Note 1 – Description of Business and Summary of Significant Accounting Policies under the section Properties, maintenance and repairs as follows:

“Depreciation related to the Company’s distribution centers is included in cost of sales.  All other depreciation costs are included in depreciation and amortization.”

For future filings, beginning with the Form 10-K for the fiscal year ending March 2, 2013, the Company will clarify the classification of depreciation related to its distribution centers in the Cost of sales section of Note 1 – Description of Business and Summary of Significant Accounting Policies.

Note 7 – Matters Concerning Stockholders’ Equity, page 47

Restricted Stock Grants, page 49

7.
We have read your disclosure on page 49 which states, “[I]n accordance with the accounting guidance on equity compensation, all 937,500 shares of the time-based restricted stock included in the renewed and extended employment agreement were granted for accounting purposes as of the date of the agreement, or December 15, 2009.  As of February 25, 2012, 750,000 of these shares have been actually granted to the CEO; however, the Company granted the remaining 187,500 shares on February 26, 2012 in accordance with his employment agreement.”  Citing the relevant accounting guidance please tell us why all 937,500 shares were considered granted for accounting purposes as of the date of the agreement, or December 15, 2009.

Response
The Company believes the accounting treatment for time-based restricted stock granted to the Company’s President and Chief Executive Officer (“CEO”) is in compliance with ASC 718-10-20.  ASC 718-10-20 defines grant date as “the date at which an employer and an employee reach a mutual understanding of the key terms and conditions of a share-based payment award.  The employer becomes contingently obligated on the grant date to issue equity instruments or transfer assets to an employee who renders the requisite service.”  The Company’s awards to its CEO are complicated by the fact that the awards are defined in his renewed and extended employment agreement (“employment agreement”).  The employment agreement and underlying restricted stock awards were approved by the Company’s Compensation Committee and Board of Directors on December 15, 2009.  While the Company, through an authorized officer, formally grants to the CEO his restricted shares annually pursuant to the terms of the employment agreement, the Company was contractually committed to grant the shares when it executed the employment agreement with the CEO on December 15, 2009.  By formally awarding the shares annually, the Company is only fulfilling its contractual responsibility under the employment agreement.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

For the 937,500 shares of time-based restricted stock granted to the Company’s CEO pursuant to the terms of his employment agreement dated December 15, 2009, the accounting grant date is the date on which the employment agreement was signed, or December 15, 2009, as both the employer and employee had a mutual understanding of the key terms and conditions of the award on that date.  Those key terms include the number of shares of restricted stock awarded, the specified period of time the employee must provide service to the Company (the requisite service period), and the vesting provision of the awards.  In addition, on the date the employment agreement was signed, the Company became contingently obligated to transfer the shares to the employee if he renders the requisite service.  As the time-based awards are not subject to the performance conditions, all of the terms were known and understood by the parties at the execution of the employment agreement, and the time-based awards were treated as granted for accounting purposes.

Note 8 – Proprietary Credit Card Information, page 51

8.
We note you entered into a private-label credit card plan during the third quarter of fiscal 2012.  Please tell us and expand your disclosure to clarify the nature of the payments you receive.  In this regard, please indicate if the payments are compensation for service functions you may provide such as new account openings, billing adjustments or for marketing services.  Further, please disclose the financial statement classification of amounts related to your private-label credit card agreement.

Response
The Company acknowledges the Staff’s comment and respectfully notes that it has been granted confidential treatment for certain information, including the nature of payments, under the private-label credit card plan agreement between the Company, through a subsidiary, and Alliance Data Systems Corporation, through its bank subsidiary (filed as Exhibit 10.1 to the Company’s Form 8-K filed on October 7, 2011).  The SEC responded to the Company’s request for confidential treatment on December 8, 2011 with an order granting confidential treatment (File No. 1-07832 – CF#27427).

In the Company’s Form 10-K for the period ending March 2, 2013, the Company will disclose the financial statement classification of amounts related to the private-label credit card agreement as underlined in the sentence below:

During the third quarter of fiscal 2012, the Company entered into a private-label credit card plan agreement ("Agreement") with a subsidiary of Alliance Data Systems Corporation ("ADS").  The transfer of ownership to ADS of the private-label credit accounts issued under the Company’s existing private-label credit card program agreement was completed in the first quarter of fiscal 2013.  The Agreement has an initial term of seven years that will automatically extend to a term of ten years if certain performance targets are achieved.  Under the terms of the Agreement, the Company receives payments based on revolving credit card sales and certain other credit and account related matters.  These amounts are recognized as a component of net sales.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

Item 15. Exhibits, Financial Statement Schedules, page 60

9.
We note you record reserves for sales returns, and an allowance for doubtful accounts. Please explain to us why Schedule II has not been presented for these reserves either on a standalone basis or in total.  If you did not present Schedule II because you believed such information was not material, then explain to us how you reached this conclusion.

Response
The Company considered the disclosure requirements of Rules 5-04 and 12-09 of Regulation S-X and determined that the information that would be presented in Schedule II for the Company’s reserve for sales returns and allowance for doubtful accounts is immaterial on a standalone basis and in total.  As a result, the Company did not include Schedule II for these items in its Form 10-K for the fiscal year ended February 25, 2012.

The Company’s allowance for doubtful accounts was $502,000 and $688,000 at the end of fiscal 2012 and 2011, respectively, less than 1% of current assets for both periods.  In addition, the Company’s bad debt expense was less than $1,000,000, which is less than 1% of net sales, for each period presented in the Form 10-K for the fiscal year ended February 25, 2012.

The Company’s reserve for sales return at the end of fiscal 2012 and 2011 was $2,570,000 and $2,340,000, respectively, approximately 1% of current liabilities for both periods.  The contra revenue recognized for changes to the reserve for sales return was less than $1,000,000, which is less than 1% of net sales, for each period presented in the Form 10-K for the fiscal year ended February 25, 2012.

The Company will continue to monitor these reserves and will provide Schedule II disclosures if the activity and account balances become material.

Pier 1 Imports, Inc.
Commission File No. 001-07832
March 4, 2013

*******
We acknowledge the following:
●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss our response.  Please contact Darla Ramirez at 817-252-8489 if you have any questions regarding our response.

Sincerely,
Pier 1 Imports, Inc.

By: /s/ Charles H. Turner
Charles H. Turner, Senior Executive Vice President and
Chief Financial Officer